UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

ALTA EQUIPMENT GROUP INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02128L 106

 (CUSIP Number)

Ryan Greenawalt

Alta Equipment Group Inc.

13211 Merriman Road

Livonia, MI 48150

(248) 449-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2020

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS Ryan Greenawalt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,300,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,300,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14.	TYPE OF REPORTING PERSON IN

ITEM 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by Ryan Greenawalt (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Alta Equipment Group, Inc., 13211 Merriman Road, Livonia, MI 48150.

(c) The Reporting Person is the Chief Executive Officer of Alta Equipment Group, Inc., 13211 Merriman Road, Livonia, MI 48150.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 4.	PURPOSE OF THE TRANSACTION

Business Combination

On February 14, 2020 (the “Closing Date”), the Issuer consummated its acquisition of Alta Equipment Holdings, Inc., a Michigan corporation (“AEH”), pursuant to the Agreement and Plan of Merger, dated as of December 12, 2019 (the “Merger Agreement”), by and among the Issuer, BR Canyon Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), AEH and the Reporting Person. The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination.” Upon the consummation of the Business Combination, Merger Sub merged with and into AEH, with AEH surviving the merger in accordance with the Delaware General Corporation Law as a wholly owned subsidiary of the Issuer. In connection with the closing of the Business Combination (the “Closing”), the Issuer changed its name from “B. Riley Principal Merger Corp.” to “Alta Equipment Group Inc.”

At Closing, the Reporting Person tendered 130 shares of Class A common stock and 18,850 shares of Class B common stock of AEH in exchange for 7,300,000 shares of common stock of the Issuer, his pro rata share of the Business Combination stock consideration. The stock consideration issued in the Business Combination was valued at $10.00 per share.

The foregoing description of the Merger does not purport to be complete and is qualified in its entirety by the terms of the Merger Agreement, which is attached as an exhibit hereto and is incorporated herein by reference.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover page to this Schedule 13D is incorporated herein by reference.

(c) Except for the transaction described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving shares of common stock of the Issuer.

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Merger Agreement, dated as of December 12, 2019, by and among B. Riley Principal Merger Corp., BR Canyon Merger Sub Corp., Alta Equipment Holdings, Inc. and Ryan Greenawalt (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K (File No. 001-38864) filed by the Issuer on December 13, 2019).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2020

By:	/s/ Ryan Greenawalt
Name:	Ryan Greenawalt

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